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                  [Letterhead of Luse Gorman Pomerenk & Schick]






(202) 274-2030                                           rgarabedian@luselaw.com

January 31, 2005

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn.:   Barry McCarty
         Senior Counsel
         Mail Stop 0408

        RE:     OC FINANCIAL, INC. (REGISTRATION NO. 333-121411)
                REGISTRATION STATEMENT ON FORM SB-2

Dear Mr. McCarty:

        On behalf of OC Financial, Inc. (the "Company") and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form SB-2 (the "Amended SB-2"). Set forth below are the Company's responses to the Staff's comment letter dated January 14, 2005, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. In addition to these revisions, the Company's Prospectus has been revised in response to comments received from the Office of Thrift Supervision. The Prospectus also includes a "Recent Developments" section. The Amended SB-2 has been marked to reflect changes from the original filing with page numbers noted in the marked copy where appropriate.

        1.      An updated consent of the independent auditors is included as
Exhibit 23.2 in the Amended SB-2.

        2.      This comment is acknowledged.

        3. Attached as exhibits to the Amended SB-2 are the form of Agency Agreement between the Company and Keefe, Bruyette & Woods, Inc. as Exhibit 1.2, the executed Tax Opinion as Exhibit 8 and the Employee Stock Ownership Plan as
Exhibit 10.1.

        4. We confirm that the outside front cover page of the prospectus will be one page.

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Barry McCarty
Senior Counsel
January 31, 2005
Page 2


        5. We have eliminated all capital letter legends from the front cover of the prospectus. However, please note that a special font will be used for the Keefe, Bruyette & Woods legend at the bottom of the page.

        6. The disclosure "About the Prospectus" has been deleted from page i.

        7. The summary section has been revised to be more concise. In particular, we reworked the disclosures introducing Ohio Central Savings, the business strategy and how to purchase shares. Where necessary, cross-references were used to refer investors to appropriate sections in the prospectus that provide more detailed information on a particular topic.

        8. The disclosures in both sections regarding the distribution of proceeds have been revised to eliminate any potential conflicting information.

        9. The risk factors have been revised to be made more concise. In particular, risk factors 2, 6 and 7 have been reworked and cross references were used in various risk factors to refer investors to appropriate sections in the prospectus that provide more detailed information on a particular topic. We have also added some new risk factor disclosure in response to comments from the State of Maryland.

        10.     Please see our response to comment number 9.

        11. We have revised the risk factor subheadings so that they succinctly reflect the risk that follows. In particular, we have revised risk factor subheadings 2-5.

        12. We have revised the risk factors section to remove all references to the fact that OC Financial, Inc. and Ohio Central Savings "cannot assure" a specific outcome instead focusing on the situation being described.

        13. Ohio Central Savings has not yet reached agreement with any specific third party to originate one to four family residential loans. We have revised the disclosure in the business section of the one to four family residential mortgage lending section to explain that Ohio Central Savings plans to have such an agreement in place following the conversion and reorganization.

        14.     We have revised the disclosure in both the risk factor and in
Note 1 to the financials statements to clarify how we considered SAB Topic 1:B in preparing the financial statements and the related disclosure.

        15. We have revised this risk factor to include the terms and conditions of Mr. Hughes' employment and non-compete agreements along with an appropriate cross-reference for more detailed information in the prospectus.

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Barry McCarty
Senior Counsel
January 31, 2005
Page 3


        16. We have revised the disclosure to clarify the impact of SFAS No.123R in the Recent Accounting Standards Section and removed the duplicative language in the risk factor, "Our stock-based benefit plans will increase our costs, which will reduce our profitability and stockholder's equity."

        17. We have revised this table by adding an appropriate column and the cross reference to footnote 5.

        18. We have moved the "Results of Operations" disclosure to the forepart of the MD&A section and added the suggested tabular presentation suggested by the staff.

        19. We have moved the "Critical Accounting Policies" disclosure to the back of the MD& A section.

        20. The MD&A section has been revised adding a new subsection entitled "Auto Loan Sales" that discusses the discontinuation of the sale of auto loans to Third Federal along with a tabular presentation showing the effects on operations.

        21.     See the new disclosure in the "General" section of the MD&A.

        22. We have revised the disclosure in the MD&A "General" section to provide a cross reference to the page number for where our "Critical Accounting Policies" disclosure begins.

        23. See the new discussion in the "Critical Accounting Policies" discussion.

        24. The disclosure in the MD&A has been revised to provide detailed information regarding AutoArm's operations, results and expected development over the next 12-24 months. The business subsection entitled "Subsidiary Activities" has been revised and an appropriate cross-reference added directing the investor to the MD&A section for more information.

        25. We have revised to expand our discussions of non-interest income and expenses in the "Results of Operations" section of the MD&A.

        26. We have revised the "Asset/Liability Management" section to include a cumulative gap analysis.

        27. We have revised the "Asset/Liability Management" section to disclose our interest rate risk, acceptable levels of interest rate risk and the relevant factors management has used to determine what interest rate risk levels are acceptable.

        28. Pursuant to discussions with Donald Walker, we have not excluded loans held for sale from the loan portfolio tables in the prospectus. We have, however, added footnote

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Barry McCarty
Senior Counsel
January 31, 2005
Page 4


discussion for these loans in various tables. The Registrant commits that in all future SEC filings to separately identifying such loans in the appropriate tables.

        29. We have revised the loan maturity and pricing information to conform to Industry Guide 3 in the "Loan Portfolio Composition" section.

        30. We have revised the disclosure in "Delinquent Loans, Other Real Estate Owned and Classified Assets" to account for repossessions and the disposition of those assets.

        31. We have revised the disclosure in "Lending Activities" to include this requirement following the table.

        32. We have revised the disclosure in "Securities Activities" to explain why management has determined that holding mortgaged-backed securities to maturity is reasonable citing such explanations as meeting CRA and QTL obligations.

        33.     Please see the response to comment number 24.

        34. We have revised management's assessment of threatened or pending litigation to include the effect on our cash flows in the "Legal Proceedings" section and in the footnotes to the financial statements.

        35. We confirm that outstanding loans from Ohio Central Savings to executive officers and directors falls within an exception of Item 404 of Regulation S-B, specifically subsection (b) (2) of Item 404 and thus specific disclosure is not required.

        36. We have expanded the discussion in the disclosure and the tax opinion regarding point 6 now point 8 in the tax opinion by eliminating the assumption and adding an explanation of how we reached our conclusion.

        37. We have added this dilution information in the "Various factors may make takeover attempts that you want to succeed more difficult to achieve" risk factor.

        38. We have added disclosure to the table of contents of the financial statements to explain why the financial statements are Ohio Central Savings and not those of the Registrant.

        39.     We have revised the balance sheet.

        40.     We have revised Note 1 on page F-8.

        41.     We have revised Note 1 on page F-8.

        42.     We have revised the former Note 8 (now Note 9) on page F-16.

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Barry McCarty
Senior Counsel
January 31, 2005
Page 5


        We trust the foregoing is responsive to the staff's comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2030, or Benjamin Azoff at (202) 274-2010, as soon as possible of any additional comments they may have.

                                             Respectfully,

                                             /s/ Richard S. Garabedian

                                             Richard S. Garabedian

Enclosures
cc:   Kathryn McHale, Esq.
      Paul Cline, CPA
      Isa Farhat, CPA
      Robert W. Hughes, President and Chief Executive Officer